UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BioAmber Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

09072Q106

(CUSIP Number)

July 18, 2019

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)
*The
remainder
of
this cover
page
shall
be
filled
out
for
a
reporting
persons initial
filing
on
this form
with
respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The
information
required
in
the
remainder
of
this cover
page
shall
not
be
deemed
to
be
filed
for
the
purpose
of
Section 18 of the Securities Exchange
Act
of
1934 (Act)
or
otherwise
subject
to the
liabilities of
that
section of
the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1297544.3


SCHEDULE 13G

CUSIP No.
09072Q106

1 Names of Reporting Persons
Derek J. Miller
2 Check the appropriate box if a member of a Group
(see instructions)
(a) [ ]
(b) [ ]
3 Sec Use Only
4 Citizenship or Place of Organization
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:
5 Sole Voting Power
6 Shared Voting Power
6,600,000
7 Sole Dispositive Power
8 Shared Dispositive Power
6,600,000
9 Aggregate Amount Beneficially Owned by Each Reporting Person
6,600,000

10 Check box if the aggregate amount in row (9) excludes
certain shares (See Instructions)
[ ]
11 Percent of class represented by amount in row (9)
5%
12 Type of Reporting Person (See Instructions)
IN


Item 1.

(a) Name of Issuer: BioAmber Inc.
(b) Address
of
Issuers Principal
Executive
Offices:
1250 Rene Levesque West, Suite 4310 Montreal,
Quebec Canada H3B 4W8
Item 2.


(a) Name of Person Filing: Derek J. Miller
(b) Address of Principal Business Office or, if None,
Residence: P.O. Box 5625, Huntington Beach, CA
92615
(c) Citizenship: USA
(d) Title and Class of Securities: Common Stock, $0.01 par value per share
(e) CUSIP No.: 09072Q106


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the
Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)
(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1
(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____

Item 4. Ownership

(a) Amount Beneficially Owned: 6,600,000



(b) Percent of Class: 5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
6,600,000


(iii) Sole power to dispose or to direct the disposition of:


(iv) Shared power to dispose or to direct the disposition of:
6,600,000
Item 5. Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of
Another Person.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Item 8. Identification and classification of members of the group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

/s/ Signature

Name/Title Derek J. Miller

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001).